Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	29423-0001

October 14, 2005

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7010

USA

Attention:	John Reynolds
Assistant Director

Dear Sirs/Mesdames:

Re: Glass Wave Enterprises, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed on July 29, 2005 File No. 333-125222

                         Thank you for your letter of September 19, 2005 with respect to Amendment No. 1 to the Registration Statement on Form SB-2 filed by Glass Wave Enterprises, Inc. (the “Company”) on July 29, 2005.

We enclose three blacklined copies of Amendment No. 2 of the Form SB-2 (the “Form SB-2/A”). Page references used in this letter relate to the enclosed blacklined versions of the Form SB 2/A. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of September 19, 2005.

General

1.          In this amendment to be filed, please insure that a “red-lined” copy of the amendment is filed on EDGAR as required by Regulation S-T.

The Company has filed a blacklined copy of the Form SB-2/A as requested.

2.          Add disclosure throughout the prospectus where discussing the listing of the Company’s stock on the OTC Bulletin Board or other exchanges to indicate clearly that there can be no assurances given that

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

the stock sill be so listed. In this connection, please refer to the disclosure in the risk factor under “Risks Associated with our Common Stock”.

The Company has added disclosure throughout the Form SB-2/A to reflect that the Company cannot provide its investors with any assurance that the Company’s stock will be traded on the OTC Bulletin Board.

Registration Statement Cover Page

3.          Please identify the exact amendment number. The next amendment should be marked as “Amendment No. 2 to the Form SB-2”.

The Company has marked the Form SB-2/A as “Amendment No. 2 to the Form SB-2/A” as requested.

Directors, Executive Officers, Promoters...

Bianca Knop...page 19

4.          Please provide the months in addition to the years associated with Ms. Knop’s biographical information.

The Company has revised page 19 of the Form SB-2/A to include the months in addition to the years associated with Ms. Knop’s biographical information.

5.          With respect to the staff’s previous comment #20 in its comment letter dated July 1, 2005, we do not see where this information has been provided. Please disclose whether the Company anticipates hiring additional employees in the future.

Your original comment requested the Company to, “[p]lease disclose whether the company anticipates hiring additional employees in the future.” The Company responded to your comment and revised page 28 of the Form SB-2/A to state, “Although our company will hire additional employees when circumstances warrant, our company does not anticipate hiring additional employees in the near future.” In any event, the Company has revised the Form SB-2/A on page 28 to remove any doubt that the Company does not currently anticipate hiring additional employees.

Description of Property, page 22

6.          Please add the information from your supplemental response #24 to the description in this section.

The Company has included its supplemental response to comment 24 on page 22 of the Form SB-2/A as requested.

Description of Business, page 22

7.          As previously requested in our comment #25 in the staff’s letter dated July 1, 2005, please state the cost to the promoter if the assets were acquired by the promoter within two years prior to their transfer to this issuer.

The Company has disclosed on pages 22 and 23 of the Form SB-2/A that Chester Ku designed and created the astronutrition.com website and the current business that is presently owned and operating by the Company. After initial development of the business in his personal capacity, Mr. Ku subsequently incorporated Astro Nutrition and transferred the business into the company to facilitate the development of the business within a corporate structure. To clarify, Mr. Ku was the initial developer and proprietor of the business and did not acquire the business as a promoter.

8.          Also, please state the basis upon which Mr. Ku determined that the fair market value of the Company, Astro Nutrition, to be $100.

Prior to the incorporation of Astro Nutrition, Mr. Ku was the original proprietor and developer of the assets that were transferred from himself in his personal capacity into Astro Nutrition upon its incorporation on November 25, 2004. Mr. Ku was the sole shareholder and a director and executive officer of Astro Nutrition from the date of incorporation until the acquisition of Astro Nutrition by the Company on January 31, 2005.

Mr. Ku, as director and executive officer of Astro Nutrition, determined the fair market value of the company to be $100 at the time of the acquisition transaction after considering the speculative nature of the business and the short operating history of the company. At the time of the share purchase agreement on January 31, 2005, the business was operational for only three months. Astro Nutrition acquired the business on November 25, 2004, which, in turn, was acquired by the Company on January 31, 2005. As set out in the audited financial statements included in the Form SB-2/A, the business generated net income of $1,959 during this two-month period. Mr. Ku therefore discounted the value of Astro Nutrition to $100 due to the speculative nature of the business and its short operating history.

Technology, page 25

9.          Briefly explain the basis for your statement “[I]n the event that Groovy Web Services ceases operations or discontinues its business relationship with us, we will be able to resume services with another hosting company on substantially similar terms.”

There are numerous alternative hosting providers in the Vancouver area that offer such services on comparable terms and prices as Groovy Web, including Bell Canada, Net Nation and GoDaddy. In the event that the Company’s agreement with Groovy Web Services is terminated for any reason, the Company will be able to continue its business operations with an alternate hosting provider on substantially similar terms as currently exist between the Company and Groovy Web without significant disruption to its business. The Company has revised the disclosure on page 26 of the Form SB-2/A to clarify such circumstances.

10.        It is noted that the hosting agreement between the Company and Deep Systems was terminated without penalty, per the supplemental response #35. In as much as the website is the Company’s business, please discuss this agreement and the reason(s) for the termination.

The Company cancelled the agreement with Deep Systems without penalty because of repeated service failures. The Company was able to locate and enter into another hosting provider agreement with a better service guarantee and a lower monthly rate. The agreement with Deep Systems was filed as Exhibit 10.15 to the Company’s Registration Statement on Form SB-2 filed on May 25, 2005. The Company has disclosed such circumstances on page 26 of the Form SB-2/A.

Management’s Discussion and Analysis

Supplier Agreement, page 29

11.        Please explain “...we purchase products as needed without quantity purchase commitments at discount prices depending upon the volume of products purchased.”

Pursuant to the verbal agreement between the Company and Body Energy Club, there is no minimum product purchase requirement. Body Energy Club offers the Company a discount between 10-30% from the suggested retail price of all its products. The discount depends upon the particular product and its wholesale cost. The Company receives a 30% discount on higher margin products and as low as a 10% discount on lower margin products. Although Amendment No. 1 to the Form SB-2 filed on July 29, 2005 disclosed that products are purchased at discount prices depending upon the value of products purchased, the Company has subsequently confirmed that the volume of the products the Company purchases from Body Energy Club does not affect the price of the products purchased. The Company has revised the Form SB-2/A accordingly to reflect this fact.

12.        Also, please provide specifics with respect to the discounts received, according to the volume purchased by the Company.

Please see the Company’s response to comment 11 set out above.

13.        We note that the agreement between the Company and Body Energy Club is a verbal agreement, as are others between the Company and other entities. Please state whether or not this is a common practice in the industry.

The Company has disclosed on page 31 of the Form SB-2/A that verbal agreements between a company and other contracting parties, including its primary distributor, are not common practice in the industry.

Financing Activities, page 32

14.        It would appear that the private placements that occurred during the three months ended April 30, 2005 should be summarized here.

The Company has disclosed the private placements that it has entered into during the three months ended April 30, 2005 on page 32 of the Form SB-2/A.

Research and Development, page 24

15.        With respect to the last sentence of the initial paragraph, please disclose whether or not the Company has or will enter into a contract with any of the contracts mentioned (nurses, doctors, personal trainers).

The Company has disclosed on page 34 of the Form SB-2/A that the Company has not entered into any contracts with any health professionals such as nurses, doctors and personal trainers. The Company, however, anticipates that it will do so in the future as already set out in the Form SB-2/A. Any articles that are requested by the Company from such individuals will be contracted out pursuant to verbal agreements.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

i) Revenue Recognition, F-7

16.        We have read your response to comment 51; however, we are unclear how your accounting treatment is consistent with GAAP, specifically paragraphs 6(f), 7 and 8 of SFAS 48. Your supplemental response to our comment indicates in that you record the actual returns of product in the subsequent month as a reduction of revenue. Please note, in order to recognize revenue at the time of sale, you must have the ability to make reasonable estimates of returns (see paragraph 8 of SFAS 48), otherwise, revenue shall not be recognized until the return privilege has substantially expired. Please advise and revise.

In the previous response to SEC comment #51, it was noted that all of the conditions outlined in Paragraph 6 of SFAS No. 48 are met. It was also indicated that returns in the subsequent month are removed from revenue in the month the sale occurred, together with the corresponding cost of sale.

Upon further review of SFAS No. 48 - Revenue Recognition When Right of Return Exists, Paragraph 8 states that,

“The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

(a)	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.
	-	Astro Nutrition is only selling nutritional products, technological obsolescence or changes in demand will not affect the sales return. This factor does not apply.
(b)	Relatively long periods in which a particular product may be returned.
	-	Astro Nutrition has 30 days return policy. Any returns can be reasonably determined as of each reporting period. This fact will not be applicable.
(c)

Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.

-

Astro Nutrition has just recently started its operations. There is insufficient amount of time to observe historical market trends. However, given the short period of return policy, sales can be reasonable estimated.

(d)	Absence of a large volume of relatively homogeneous transactions.
	-	Astro Nutrition only sells nutritionally supplement products. This fact does not apply.

The existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.”

Paragraph 6 states that,

“If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

(a)	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.
	-	Astro Nutrition’s prices are fixed. This condition is met.

(b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
	-	Payment is received before goods are shipped.
	-	This condition is met.
(c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
	-	The obligation would not change.
(d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
	-	Sales are made at the consumer level, so it is unlikely that buyer resale will occur.
(e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
	-	Astro Nutrition is doing business at consumer level, thus Astro Nutrition holds no such obligation.
(f)	The amount of future returns can be reasonably estimated (paragraph 8).
-

Customers only have 30 days to return the goods. The Company can reasonably estimate (determine) the returns for each reporting period. The Company has experienced only a small amount of returned goods since inception and all returned merchandise have been properly recorded in the same period that the corresponding sales took place.

Sales revenue and cost of sales that are not recognized at the time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions subsequently are met, whichever occurs first.”

Since it appears that all of the conditions in Paragraph 6 exist, revenues and costs of sales should be recognized at the time of sale. Any expected returns shall be accrued as an allowance for returns as outlined in Paragraph 7, which states that,

“If sales revenue is recognized because the conditions of paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No.5, Accounting for Contingnecies. Sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.”

Other Regulatory

17.        Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a consent of the independent accountants in any amendment.

The Company is aware of the requirement as set forth in Item 310(g) of Regulation S-B and has attached a consent of the Company’s auditor as an exhibit to the Form SB-2/A.

Acknowledgement Letter

In connection with responding to your comments, management of the Company has provided you with a letter dated October 14, 2005, as requested, acknowledging the following:

1.	should the Commission or the staff, acting to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.

the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             We look forward to any further comments you may have regarding this Form SB-2/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/AWM

cc:	Glass Wave Enterprises, Inc.
Attention: Chester Ku